February 19, 2025

William Heissenbuttel
President and Chief Executive Officer
Royal Gold, Inc.
1144 15th Street, Suite 2500
Denver, CO 80202

       Re: Royal Gold, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-13357
Dear William Heissenbuttel:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction